UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish securities market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of Inside Information of 19 December 2025, with the CNMV registration number 3046 (the “II for the Execution of the First Tranche), the Board of Directors in its meeting held on 20 March 2026, has agreed within the scope of the Program Scheme1, to carry out a second program for the buyback of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016 (referred to together as the “Regulations”), with a view to reducing the share capital of BBVA (the “Second Tranche”) and with the terms and conditions detailed below:

Purpose:	To reduce BBVA’s share capital by cancelling the shares acquired.

Maximum cash amount:	The maximum aggregate cash amount will be 1,000,000,000 euros.

Maximum number of shares:	The maximum number of BBVA shares to be acquired will be 482,353,131.

Start of the execution:	Execution will start on 23 March 2026.

End of the execution:

The Second Tranche will end no later than 8 December 2026 and, in all cases, when the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend execution of the Second Tranche or end it early in the event of any circumstance that so advises or requires.

Trading Venues:	Purchases shall be made on the Spanish electronic trading system – Continuous Market (the “Continuous Market”) and on the Cboe Europe, Turquoise Europe and Aquis Exchange trading platforms each of them and along with the Continuous Market, a “Trading Venue” and together the “Trading Venues”).

1 Program Scheme shall have the same meaning as provided in the II for the Execution of the First Tranche.

Manager of the Second Tranche:	The Second Tranche will be executed externally through Citigroup Global Markets Europe AG (the “Manager”), which will decide independently of the Company on the timing of the purchases of BBVA shares.

Minimum Number of Shares Per Day	The Second Tranche will be executed pursuant to the following conditions:

(i)	By purchasing on each Trading Day (i.e. on each day on which the Continuous Market is effectively operational for the trading of BBVA shares and that is not a Disrupted Day, as such term is defined below) the following number of shares on each of the Trading Venues (in each case, the “Daily Target Number of Shares”) with no offsetting between them:

(a)	2,100,000 BBVA shares on the Continuous Market;

(b)	635,150 BBVA shares on Cboe Europe;

(c)	84,340 BBVA shares on Turquoise Europe; and

(d)	180,510 BBVA shares on Aquis Exchange.

save in cases of force majeure or if the Manager is not able to purchase the Daily Target Number of Shares due to restrictions deriving from the provisions of article 3(2) of the Delegated Regulation (EU) 2016/1052; where this occurs, it will be duly communicated in the periodic communications made in accordance with the Regulations, stating the reason why the Daily Target Number of Shares envisaged in each case was not purchased.

For these purposes, “Disrupted Day” is understood to mean any trading session of the Trading Venues in which there is a significant disruption in the market or the market price of the BBVA shares (including if the market price falls below the par value during a substantial part of the session) or if the trading volume of the BBVA shares (excluding blocks, dark pools and opening and closing auctions) is less than 2.5 times the Daily Target Number of Shares on the relevant Trading Venue.

(ii)	The own shares will be purchased observing in all cases the conditions and the price and volume limits established in the Regulations.

In particular, it is placed on record that the Daily Target Number of Shares on each Trading Venue is less than 25% of the average daily trading volume of the BBVA shares (excluding block trades and dark pools) on the corresponding Trading Venue in the month preceding this disclosure (thus complying with the provisions of article 3(3)(a) of the Delegated Regulation).

The share purchase transactions performed, as well as the end or, as the case may be, the temporary suspension of execution of the Second Tranche, will be duly communicated in accordance with the Regulations.

Madrid, 20 March 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 20, 2026
	By:	/s/ José María Caballero Cobacho
	Name:	José María Caballero Cobacho
	Title:	Global ALM Director